Exhibit 99.5

Time Sensitive
Materials

Depositary’s Notice of

Shareholders’ Meeting of

Jiayuan.com International Ltd.

ADSs:	American Depositary Shares.
International ADS CUSIP No.:	477374102.
Restricted ADS CUSIP No.:	477374995.
ADS Record Date:	May 4, 2012.
Meeting Specifics:	Annual General Meeting to be held on June 15, 2012 at 10:00 a.m. (local time) at 22/F, Bank of China Tower, 1 Garden Road, Hong Kong (the “Meeting”).
Meeting Agenda:	Please refer to the Company’s Notice of Annual General Meeting enclosed herewith.
ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on June 8, 2012.
Deposited Securities:	Ordinary shares, par value $0.001 per share, of Jiayuan.com International Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”).
ADS Ratio:	3 share(s) to 2 ADS.
Depositary:	Citibank, N.A.
Custodian of Deposited Securities:	Citibank, N.A. - Hong Kong Branch.
Deposit Agreement:	Deposit Agreement, dated as of May 16, 2011, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder.

To be counted, your voting instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on June 8, 2012.

Note that if you do not timely return the voting instructions to the Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that an Annual General Meeting of Shareholders will be held at the date, time and location identified above.* Copies of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions Card prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Upon timely receipt of signed and completed voting instructions from a Holder of ADSs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, (by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which voting instructions have been received in accordance with the directions contained therein.

Please note that the Deposit Agreement provides that pursuant to the Cayman Islands Law the Depositary (or the Custodian) will be required to vote on a show of hands unless a poll is demanded. When voting is by show of hands, the Depositary shall vote (or shall instruct the Custodian to vote) all Deposited Securities in accordance with the voting instructions received from a majority of Holders giving voting instructions to the Depositary. In case of voting by poll, the Depositary shall vote (or cause the Custodian to vote) the Deposited Securities in accordance with the voting instructions to the Depositary received from the Holders giving voting instructions.

Please further note that, as set forth in Section 4.10 of the Deposit Agreement, under the Articles of Association of the Company (as in effect of the date of the Deposit Agreement), a poll may be demanded at any meeting by the chairman of the board of directors or any shareholder holding at least ten percent of the shares given a right to vote at the meeting, present in person of by proxy. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of the ADSs.

Please also note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if voting is by poll and the Depositary shall not have received the voting instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy will be given by the Depositary with respect to any matters as to which the Company informs the Depositary that (a) it does not wish such proxy to be given; (b) substantial opposition exists; or (c) the rights of holders of ADSs or Deposited Securities will be materially adversely affected.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

In addition, please note that the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at the Meeting.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in its entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

*              As set forth in the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date, will be entitled, subject to any applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holders’ ADSs.